Filed by IAC/InterActiveCorp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: IAC/InterActiveCorp
Commission File No.: 000-20570
Subject Company: Match Group, Inc.
Commission File No.: 001-37636
Date: February 12, 2020

The following pages are excerpts from a presentation made by IAC/InterActiveCorp’s Executive Vice President and Chief Financial Officer on February 12, 2020.

* * * * *

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed transaction involving IAC/InterActiveCorp (“IAC”), IAC Holdings, Inc. (“New IAC”) and Match Group, Inc. (“Match”). In connection with the proposed transaction, IAC, New IAC and Match intend to file relevant materials with the SEC, including a joint registration statement on Form S-4 to be filed by IAC and New IAC that will include a preliminary joint proxy statement of IAC and Match. The information in the preliminary joint proxy statement/prospectus will not be complete and may be changed. Each of IAC and Match will deliver the definitive joint proxy statement to their shareholders as required by applicable law. This communication is not a substitute for any proxy statement or any other document that may be filed with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF IAC AND MATCH ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC’s website at www.iac.com. Copies of documents filed with the SEC by Match (when they become available) may also be obtained free of charge on Match’s website at www.mtch.com.

Participants in the Solicitation

IAC and Match and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the proposed transaction under the rules of the SEC. Information about IAC’s directors and executive officers is available in IAC’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019, and IAC’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Information about Match’s directors and executive officers is available in Match’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and Match’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Additional information regarding participants in the proxy solicitations and a description of their direct and indirect interests will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

INVESTOR PRESENTATION February 12, 2020

NON-GAAP FINANCIAL MEASURES

This presentation contains references to certain non-GAAP measures. These measures should be considered in conjunction with, but not as a substitute for, financial information presented in accordance with GAAP. The reconciliations between GAAP measures and non-GAAP measures are included in the Appendix to this presentation.

FORWARD-LOOKING STATEMENTS

This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The use of words such as "estimates," "expects" and "believes," among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to: IAC's future financial performance, IAC's business prospects, strategy and anticipated trends in the industries in which IAC's businesses operate and other similar matters. These forward-looking statements are based on management's current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others: the risks inherent in separating Match Group from IAC (including uncertainties related to, among other things, the costs and expected benefits of the proposed transaction, the expected timing of the transaction or whether it will be completed, the factors that may impact the calculation of the exchange ratio which will determine the number of new shares of the post-transaction Match Group to be received by IAC shareholders, the expected tax treatment of the transaction, any litigation arising out of or relating to the transaction, and the impact of the transaction on the businesses of IAC and Match Group), our continued ability to successfully market, distribute and monetize our products and services through search engines, social media platforms and digital app stores, the failure or delay of the markets and industries in which our businesses operate to migrate online, our ability to build, maintain and/or enhance our various brands, our ability to develop and monetize versions of our products and services for mobile and other digital devices, adverse economic events or trends, either generally and/or in any of the markets in which our businesses operate, our continued ability to communicate with users and consumers via e-mail (or other sufficient means), our ability to successfully offset increasing digital app store fees, our ability to establish and maintain relationships with quality service professionals, changes in our relationship with (or policies implemented by) Google, foreign exchange currency rate fluctuations, our ability to protect our systems from cyberattacks and to protect personal and confidential user information, the occurrence of data security breaches, fraud and/or additional regulation involving or impacting credit card payments, the integrity, quality, scalability and redundancy of our systems, technology and infrastructure (and those of third parties with whom we do business), changes in key personnel, operational and financial risks relating to acquisitions and our continued ability to identify suitable acquisition candidates, our ability to expand successfully into international markets, regulatory changes and our ability to adequately protect our intellectual property rights and not infringe the intellectual property rights of third parties. Certain of these and other risks and uncertainties are discussed in IAC's filings with the Securities and Exchange Commission. Other unknown or unpredictable factors that could also adversely affect IAC's business, financial condition and results of operations may arise from time to time. In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements, which only reflect the views of IAC management as of the date of this letter. IAC does not undertake to update these forward-looking statements.

MARKET AND INDUSTRY DATA

We obtained the market and certain other data used in this presentation from our own research, surveys or studies conducted by third parties and industry or general publications, and other publicly available sources. We have not independently verified such data, and we do not make any representations as to the accuracy of such information.

IAC 2

3 We are guided by curiosity, a questioning of the status quo, and a desire to invent or acquire new products and brands. From the single seed that started as IAC over two decades ago have emerged ten public companies and a generation of exceptional leaders. We will always evolve, but our basic principle of financially disciplined opportunism will never change. IAC BUILDS COMPANIES

Spin IPO 4 Started as Silver King in 1995 With a ~$250mm Market Cap Barry Diller named Chairman and CEO of Silver King IPO HomeAdvisor combination with Angie’s List Spin Quad Spin Acquisition Acquisitions Joint Venture Acquisition Acquisition Acquisitions Acquisition Acquisition Acquisition Acquisition Launch Acquisition 1995 1998 1996 2001 2003 1995 2000 2010 2015 2005 2020 SILVER KING Acquisition Separation Announced

5 Now 10 Public Companies: Over $60bn in Value  (1) In 2011, Expedia spun - off TripAdvisor; In 2016, Trivago (majority held by Expedia) filed for an IPO (2) In 2010, Ticketmaster merged with LiveNation , with TKTM shareholders receiving ~50% of the new entity (3) In 2017, Liberty Interactive purchased HSNi and combined it with QVC Group, with HSNi shareholders receiving ~11% of the new ent ity, which later became Qurate Retail (4) In 2018, Marriott Vacations Worldwide acquired ILG, with ILG shareholders receiving ~43% of the new entity Note: Share prices throughout deck as of February 4, 2020 (1) (2) (3) (4)

6 IAC: A History of Rebuilding  $18mm $1.1bn $0.5bn $0.8bn $0.1bn $1.0bn $0.2bn Adjusted EBITDA (1) IAC Launched  1995 Pre - Spin  2004 Post - Spin  2004  Pre - Spin  2007  Post - Spin 2007 Pre - Separation  2019 Post - Separation  2019 Barry Diller named Chairman and CEO of Silver King 2005 Spin 2008 Spin 2020 Separation ? (1) Derived from full year reported amounts, including companies that were spun or separated in the pre - spin calculations and ex cluding companies that were spun or separated in the post - spin calculations

Strategic Use of Balance Sheet $1.6bn Cash After 2008 Spins □ IPOs □ Cash Flow □ Assets as M&A Currency □ Prudent Leverage □ Asset Sales $2.4bn Cash Pro Forma for Match Group Separation (1) $4.2bn on M&A $3.6bn on Share Repurchases $0.4bn on Dividends 7 and we spent and and (1) Assumes Match Group public shareholders all elect to receive $3 per share consideration in cash and excludes potential sa le of Match Group shares by IAC; Increases to $3.0B if Match Group public shareholders all elect stock distribution; Reflects ~$ 500 mm consideration for Care.com

8 MTCH Separation in 2020: What Does an IAC Shareholder Get?  Note: Illustrative based on market values as of February 4, 2020; Actual values to be determined at closing. Assumes Match Gr oup public shareholders all elect to receive $3 per share consideration in cash and excludes potential sale of Match Group shares b y IAC  $254 Share Price $22bn Market Cap  2.6 MTCH Shares  4.9 ANGI Shares  $7 Net Cash per Share  Everything Else  $65 per IAC Share (1 share) Pre - Separation Post - Separation $189 per IAC Share (~2.4 shares)

9 MTCH Separation in 2020: Benefits of the Transaction  ➤ Gives IAC shareholders direct ownership in Match Group  ➤ Capitalizes IAC for the next stage of growth  ➤ Enhanced management focus on the remaining businesses  ➤ Highlights currently undervalued assets  ➤ Eliminates dual class structure  ➤ Enhances trading liquidity  ➤ Increased strategic flexibility  ➤ Enables index eligibility

10 Match Group: In an Elite Category  Revenue and Adj. EBITDA  >20% y/y growth in Q4’19  $600mm+  2019 FCF  Compared to the S&P 500…  493 Companies with revenue $1bn+ 47 Companies with revenue growth 15%+ 17 Companies with Adjusted EBITDA margins 35%+ 3 Companies with cash conversion ~95%+ (1) (1) S&P 500 company performance based on 2019 estimates and actual results, as of 1/28/20; Cash conversion defined as Adjuste d E BITDA less capex

11 Barely Penetrated in Our 6 Growth Markets and Planting Seeds  $400bn U.S. TAM  Global leader in the home service marketplace $20bn TAM  Video tools to power businesses and creators $28bn U.S. TAM  One of the largest publishers online, growing rapidly $9bn TAM  Portfolio of mobile utility apps  $300bn U.S. TAM  Leading global marketplace for finding and managing family care $300bn TAM  Matching workers to open jobs in events, hospitality and healthcare  Ranging from early stage to mature ~$2.4bn Pro Forma (1)  Other Assets Cash (1) See footnote on page 7

12 Appendix

GAAP to Non-GAAP Reconciliation

(In mm's)

	1995 IAC	2004 IAC Pre-Spin [1]	2004 Expedia	2004 IAC Post-Spin	2007 IAC Pre-Spin [1]	2007 Ticketmaster	2007 HSN	2007 ILG	2007 Lending Tree	2007 IAC Post-Spin	2019 IAC Pre-Separation	2019 Match Group	2019 IAC Post-Separation [1]
Operating Income (Loss) (GAAP)	$2.9	$385.5	$240.5	$145.0	($126.3)	$216.3	$169.8	$106.6	($540.4)	($78.5)	$581.3	$648.5	($67.2)
Non-cash and stock-based compensation	0.9	241.7	171.4	70.3	104.9	12.6	12.2	3.6	2.9	73.6	240.8	89.7	151.1
Depreciation	14.5	170.9	44.1	126.9	151.1	38.5	34.4	8.4	10.1	59.9	88.4	32.5	55.9
Amortization and impairment of intangibles	-	310.5	125.1	185.4	136.0	26.2	12.7	26.9	34.5	35.7	92.6	8.7	83.9
Amortization of non-cash marketing	-	18.0	16.7	1.3	54.1	-	4.4	-	-	49.7	-	-	-
Acquisition-related contingent consideration fair value adjustments	-	-	-	-	-	-	-	-	-	-	(19.7)	-	(19.7)
Goodwill impairment	-	-	-	-	459.5	-	-	-	459.5	-	3.3	-	3.3
Loss on disposition of assets	-	-	-	-	0.3	-	0.3	-	-	-	-	-	-
Adjusted EBITDA	**$18.3**	**$1,126.6**	**$597.8**	**$528.9**	**$779.5**	**$293.5**	**$233.7**	**$145.5**	**($33.5)**	**$140.3**	**$986.7**	**$779.4**	**$207.3**

(1) Derived from full year reported amounts, including companies that were spun or separated in the pre-spin calculations and excluding companies that were spun or separated in the post-spin calculations

IAC 13

14 GAAP to Non - GAAP Reconciliation  (In mm's)  Match Group 2017 2018 2019 Q4'18 Q4'19 Operating Income (GAAP) $360.5 $553.3 $648.5 $151.0 $180.2 Stock - based compensation 69.1 66.0 89.7 16.2 18.9 Depreciation 32.6 33.0 32.5 7.9 8.3 Amortization of intangibles 1.5 1.3 8.7 0.4 7.3 Acquisition - related contingent consideration fair value adjustments 5.3 0.3 - 0.1 - Adjusted EBITDA $468.9 $653.9 $779.4 $175.6 $214.7 Match Group 2019 Net Cash from Operating Activities $658.4 Less: Capex 38.8 Free Cash Flow $619.6